Master Investment Portfolio
N-SAR Filing dated 12/31/2002
Item 77Q3

Section (a)(i): The President and Chief Financial Officer have concluded that, based on their evaluation, the disclosure controls and procedures of Master Investment Portfolio are reasonably designed to achieve the purposes described in the attached certification, Section (a)(iii).

Section (a)(ii): There were no significant changes in Master Investment Portfolio's internal controls or in other factors that could significantly affect these controls subsequent to the date of their evaluation.

Section (a)(iii): Certifications of the President and Chief Financial Officer of Master Investment Portfolio are attached.